Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

February 23, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY 2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – Share Compensation Plan and Stock Option Plan,

➢

Oromin Explorations Ltd. – News Release dated January 8, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report,

➢

Oromin Explorations Ltd. – News Release dated January 12, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report,

➢

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended November 30, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 23, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN EXPLORATIONS LTD.

SHARE COMPENSATION PLAN

July 29, 2008

 SHARE COMPENSATION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the Board of Directors of the Company;

(b)

“Bonus Shares” means Common Shares of the Company allotted or issued to Eligible Persons under the Plan in recognition of extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means OROMIN EXPLORATIONS LTD.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Eligible Person” means, subject to all applicable laws, any officer, employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(g)

“Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(h)

“Participant” means Eligible Persons to whom Bonus Shares have been granted;

(i)

“Plan” means this Share Compensation Plan of the Company;

(j)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(k)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Shares Reserved

The maximum number of Bonus Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 250,000 Common Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company.

1.3

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair the rights of any Participant to receive Bonus Shares allotted but not yet issued without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time that any Bonus Shares have been allotted but not yet issued.  With the consent of the affected participants, the Board may amend or modify any grant of Bonus Shares in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, subject to the prior approval of the relevant stock exchanges.

1.4

Compliance with Legislation

The Plan and the allotment and issuance of Bonus Shares hereunder shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the allotment of any Bonus Shares hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Bonus Shares shall be allotted or issued or sold hereunder where such allotment or issuance would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported allotment and issuance of Bonus Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Bonus Shares pursuant to the Plan unless such Bonus Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Bonus Shares issued to Participants may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Bonus Shares are allotted and issued to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Bonus Shares shall be made in compliance with applicable United States securities laws.

1.5

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.6

Board Discretion

The awarding of Bonus Shares to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.7

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein

2.

BONUS SHARES

2.1

Authority to Allot and Issue Bonus Shares

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Bonus Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company, to Eligible Persons of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.  The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the TSX Venture Exchange.

2.2

Basis for Allotment and Issuance

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

2.3

No Right to Allotment and Issuance

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.

OROMIN EXPLORATIONS LTD.

STOCK OPTION

PLAN

July 29, 2008

STOCK OPTION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia);

(b)

 “Board” means the Board of Directors of the Company;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means OROMIN EXPLORATIONS LTD.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Discounted Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(g)

“Disinterested Shareholder Approval” means approval by a majority of votes cast at a general meeting of the shareholders of the Company excluding votes attached to shares beneficially owned by the Insiders of the Company and their respective Associates and Participants;

(h)

“Eligible Person” means, subject to all applicable laws, any director, officer, bona fide employee, management company employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(i)

“Insider” means an insider as defined under Section 1(1) of the Securities Act (British Columbia),  other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate as defined under Section 1(1) of the Securities Act (British Columbia) of any person who is an insider by virtue of (i) above;

(j)

“Investor Relations Activities” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(k)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(l)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(m)

“Participant” means Eligible Persons to whom Options have been granted;

(n)

“Plan” means this Stock Option Plan of the Company;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the propriety interest of Eligible Persons in the success of the Company;

(d)

encouraging each Eligible Person to remain with the Company or its Controlled, Associated, Affiliated or Subsidiary Companies, and

attracting new employees and officers.

1.3

Administration

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to such committee.  Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.8 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4

Shares Reserved

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed ten percent (10%) of the Outstanding Issue (which figure includes Common Shares presently subject to the terms of existing stock options), or such greater number as may be approved from time to time by the shareholders of the Company.  The maximum number of Common Shares which may be reserved for issuance under Options and the maximum numbers of Options which may be granted in any twelve month period to any one person at any one time under the Plan shall be five percent (5%) of the Outstanding Issue, except in the case of Eligible Persons involved in Investor Relations Activities in which case the maximum number shall be two percent (2%) of the Outstanding Issue for all of such persons and except in the case of Consultants in which case the maximum number shall be two percent (2%) of the Outstanding Issue to any one Consultant, less the aggregate number of Common Shares reserved for issuance to any such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.  Any Common Shares subject to an existing stock option or an Option which for any reason is cancelled or terminated without being exercised, shall again be available for grant under the Plan.  The grant of any stock options to Insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares shall be subject to Disinterested Shareholder Approval being obtained prior to the exercise of any such Options.

1.5

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.  With the consent of the affected participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.  It shall be a condition that shareholder approval to the grant of Options and Disinterested Shareholder Approval to any amendment of existing Options shall be obtained prior to the exercise of Options granted to Insiders.

1.6

Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Common Shares issued and sold to Participants pursuant to the to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.7

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.8

Board Discretion

The awarding of options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.9

Rights of Participants

Nothing contained in the Plan nor in any Option granted hereunder:

(a)

shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than set forth in the Plan and pursuant to the exercise of an Option; or

(b)

gives any Participant or any employee of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies.

1.10

Capital Alterations

If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(a)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(b)

the number and kind of shares subject to unexercised Options theretofore granted and the option price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares.  No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provision for the protection of the rights of the Participants as the Board in its discretion deems appropriate.

1.11

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein.

2.

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases not be less than the less than the Discounted Market Price of the Common Shares on the day preceding the date of the grant of the Option.  The exercise price shall be subject to adjustment in accordance with the provisions of Section 1.10 above.

2.3

Exercise of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board, except in the case of Options granted to consultants which must be exercised no later than five years after the date of grant.  The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.  Options shall not be transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant s legal representative.  Subject to this Section 2.3 and except as otherwise determined by the Board, if a Participant:

(a)

ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(b)

dies, the legal representative of the Participant may exercise the Participant’s Options within one year after the date of the Participant s death, but only to the extent the Options were by their terms exercisable on the date of death.

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.  All Options shall be non-assignable and non-transferable.

2.4

Options Held By Eligible Persons Undertaking Investor Relations Activities

Options granted to Eligible Persons involved in Investor Relations Activities shall be subject to the vesting requirements of the TSX Venture Exchange, namely that such Options shall vest over twelve months with no more than twenty five percent (25%) of such Options vesting in any three month period.

2.5

Option Agreements

Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
January 8, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

ARGENTINA SANTA ROSA LICENCE TRANSACTION EXECUTION

AND

EXPLORATION WORK PROGRAM APPROVAL

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that it has executed agreements formalising the farm-in into the Santa Rosa exploration licence in Argentina by Otto Energy Limited (“Otto”) and has approved the Exploration Work Program and Budget totalling US $4.1 million with the view to start drilling in H1 2009.

The Santa Rosa Block is a large 7,694 square kilometre onshore concession located in the oil prolific Cuyana Basin of the Mendoza Province of Argentina.

In November 2005, Oromin and Otto agreed to a Letter of Intent to farm-in to the Santa Rosa Block, whereby Otto would initially earn a 32.48% indirect working interest from Oromin.

The Letter of Intent has now been formalised with Otto executing a number of agreements in which Otto will earn a 32.48% shareholding in an Oromin-owned British Virgin Islands company Cynthia Holdings Limited (“Cynthia”) that wholly owns an Argentinean company Exploraciones Oromin S.A. (“EOSA”), which in turn holds 100% of the rights to explore and produce from the Santa Rosa Block.  The farm-in consideration is for Otto to fund the first US $1.4 million of the approved Exploration Work Program and Budget, after which it contributes it’s pro rata equity share.

The interest holders in the Santa Rosa Licence are now indirectly Oromin 67.52% (Operator) and Otto 32.48%.  Otto is entitled to take an equivalent direct interest in the Santa Rosa Block at anytime subject only to Argentinean government approvals.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 8, 2009

Item 3.

Press Release

January 8, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Execution of formal documentation and approval of the initial drilling program for the Santa Rosa exploration block.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 8th day of January, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
January 8, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

ARGENTINA SANTA ROSA LICENCE TRANSACTION EXECUTION

AND

EXPLORATION WORK PROGRAM APPROVAL

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that it has executed agreements formalising the farm-in into the Santa Rosa exploration licence in Argentina by Otto Energy Limited (“Otto”) and has approved the Exploration Work Program and Budget totalling US $4.1 million with the view to start drilling in H1 2009.

The Santa Rosa Block is a large 7,694 square kilometre onshore concession located in the oil prolific Cuyana Basin of the Mendoza Province of Argentina.

In November 2005, Oromin and Otto agreed to a Letter of Intent to farm-in to the Santa Rosa Block, whereby Otto would initially earn a 32.48% indirect working interest from Oromin.

The Letter of Intent has now been formalised with Otto executing a number of agreements in which Otto will earn a 32.48% shareholding in an Oromin-owned British Virgin Islands company Cynthia Holdings Limited (“Cynthia”) that wholly owns an Argentinean company Exploraciones Oromin S.A. (“EOSA”), which in turn holds 100% of the rights to explore and produce from the Santa Rosa Block.  The farm-in consideration is for Otto to fund the first US $1.4 million of the approved Exploration Work Program and Budget, after which it contributes it’s pro rata equity share.

The interest holders in the Santa Rosa Licence are now indirectly Oromin 67.52% (Operator) and Otto 32.48%.  Otto is entitled to take an equivalent direct interest in the Santa Rosa Block at anytime subject only to Argentinean government approvals.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
January 12, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

2008 DRILL PROGRAM IDENTIFIES ADDITIONAL GOLD DEPOSITS AT SABODALA

- CURRENTLY SIX DEPOSITS DISCOVERED BY OROMIN -

2009 PREFEASIBILITY AND ADVANCED EXPLORATION DRILLING PROGRAM NOW UNDERWAY

HIGHLIGHTS

➢

THREE NEWLY DISCOVERED GOLD DEPOSITS (KEREKOUNDA, NIAKAFIRI, MAKI MEDINA) COMPLIMENT THREE PREVIOUS OROMIN GOLD DEPOSIT DISCOVERIES (MASATO, GOLOUMA WEST, GOLOUMA SOUTH)

➢

RESOURCE UPDATE FOR ALL DRILLING TO END OF 2008 TO BE COMPLETED IN JANUARY 2009, INCLUDING 375 DRILL HOLES COMPLETED SINCE INITIAL RESOURCE CALCULATIONS

➢

PRE-FEASIBILITY STUDY BEGINS IN JANUARY 2009

➢

LATEST DRILLING RESULTS INCLUDE:

o

25 metres of 8.86 g/t gold in DH-312 at Masato

o

14 metres of 4.53 g/t gold in RC-432 at Masato

o

5 metres of 15.01 g/t gold and 9 metres of 5.26 g/t gold in DH-316 at Golouma South

o

18 metres of 3.41 g/t gold in DH-371 at Golouma West

o

9 metres of 15.51 g/t gold in DH-376 at Kerekounda

o

6 metres of 35.41 g/t gold in DH-390 at Kerekounda

o

4 metres of 5.24 g/t gold and 24 metres of 1.40 g/t gold in DH-369 at Niakafiri

o

7 metres of 6.09 g/t gold and 55 metres of 1.52 g/t gold in RC-494 at Niakafiri

o

13 metres of 2.51 g/t gold in DH-394 at Maki Medina

o

3 metres of 6.50 g/t gold and 11 metres of 2.30 g/t gold in DH-395 at Maki Medina

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Exploration Concession in eastern Senegal.  Oromin’s 2008 drilling program has focussed on resource definition and delineation at several of its numerous gold zones and gold deposits, including the Masato, Golouma West and Golouma South gold deposits from which the Project’s initial NI 43-101 resource calculation was calculated, based on drilling results from 555 drill holes completed to the end of May 2008.   Subsequent to that initial calculation, 375 additional drill holes have now been completed.

Oromin is planning an update to its Sabodala Project resource to include all drilling results to the end of December 2008 which should be completed by late January 2009.  In addition to further drilling at all three previously established gold deposits, (Masato, Golouma West and Golouma South), Oromin has most recently focussed drilling programs at Maki Medina, Kerekounda and Niakafiri Southeast.  Based both on prior results and on current results reported here, each of these three targets has now been upgraded to deposit status; accordingly, their initial resources will now be included in the Project’s overall total.  Furthermore, preliminary drilling has also been undertaken at the Sekoto, Cloverleaf and Korolo gold zones, presently the next tier of priority targets leading into 2009.  Results from the property-wide exploration program continue to support Oromin’s original conceptual model of multiple gold deposits within the Sabodala Exploration Concession as a key component in the rapidly developing mineral district of eastern Senegal.

MASATO DEPOSIT

The greatest distribution of drilling since Oromin’s initial resource calculation has been directed at the Masato Deposit (initial inferred resource estimate of 16.6 million tonnes grading 1.25 g/t gold for 670,000 ounces of contained gold).  Drilling since the resource estimate has focused on both in-fill and extensive step-out drilling along trend as well as both up-dip and down-dip of previous drilling.  The Masato Deposit; multiple, sub-parallel mineralized horizons within a broad alteration zone, has been successfully drilled for over 2.0 kilometres of strike extent and to depths exceeding  200 metres and remains open both laterally and vertically.

Significant recently received results are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-306	58993N/4517E	110/-65	80-98 incl.94-98	18 4	1.35 2.90
DH-310	59616N/4588E	110/-50	12-17 22-27 incl.23-24 33-53 incl.37-42 64-69	5 5 1 20 5 5	1.95 4.21 15.98 1.69 4.15 2.36
DH-311	59785N/4722E	110/-50	26-44 incl.35-43	18 8	1.38 2.57
DH-312	59659N/4447E	110/-80	180-205 incl.183-195 incl.189-190	25 12 1	8.86 17.26 124.5
DH-315	59669N/4671E	110/-50	0-29 incl.25-28	29 3	1.20 3.16
DH-317	59745N/4460E	110/-77	189-199 iIncl.192-197 247-248	10 5 1	1.35 2.38 78.81
DH-334	59279N/4523E	110/-55	0-5 56-86 incl.64-73	5 30 9	5.00 1.67 3.95
DH-335	59786N/4498E	110/-60	114-123 incl.118-119	9 1	5.70 18.38
DH-340	59790N/4491E	110/-70	196-219 incl.205-218	23 13	1.96 3.02
DH-341	59791N/4490E	110/-80	51-62 incl.59-62	11 3	2.88 5.48
DH-383	59100N/4570E	110/-50	0-14 incl.6-14	14 8	1.80 2.55

.

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-395	59507N/4582E	110/-50	0-16 incl.5-12 29-46 incl.34-39	16 7 17 5	2.19 3.20 2.44 6.44
RC-424	59577N/4568E	110/-70	141-154 incl.143-147	13 4	2.50 6.07
RC-426	59575N/4568E	110/-50	0-14 incl.9-12 24-49 incl.24-29	14 3 25 5	3.13 8.38 1.08 1.90
RC-428	59487N/4469E	110/-50	76-81 114-135 incl.125-134 155-172	5 21 9 17	1.62 2.10 3.97 1.35
RC-429	59410N/4454E	110/-75	137-164 incl.144-148	27 4	1.64 3.05
RC-430	59289N/4496E	110/-65	29-38 49-53 102-115 incl.112-115 121-129 incl.121-125	9 4 13 3 8 4	2.71 2.56 1.99 5.89 3.49 6.50
RC-432	59200N/4545E	110/-50	17-22 72-86 incl.77-83	5 14 6	2.00 4.53 8.45
RC-467	60301N/4818E	115/-50	86-114 incl.96-107	28 11	1.38 2.97
RC-469	59285N/4584E	110/-60	0-22 incl.0-5	22 5	2.78 7.30
RC-507	59015N/4570E	110/-65	27-35 39-56 incl.39-45	8 17 6	1.40 1.84 3.12

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported  mineralized intersections may not represent true widths.

GOLOUMA SOUTH DEPOSIT

A small number of new drill holes were recently completed at the Golouma South Deposit (initial inferred resource estimate of 1.8 million tonnes grading 3.61 g/t gold for 210,000 contained ounces of gold) and have successfully intersected mineralization at depth beyond previous drilling.  Results include:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-316	53116N/5033E	110/-70	199-204 incl.202-203 211-220 incl.216-219	5 1 9 3	15.01 46.30 5.26 9.60
DH-324	53138N/5045E	110/-60	170-174 231-233	4 2	3.56 85.10
DH-330	53138N/5045E	110/-75	190-199 incl.194-199	10 5	2.84 3.69

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA WEST DEPOSIT

One recent hole of significance has been completed at the Golouma West Deposit (initial inferred resource estimate of 6.7 million tonnes grading 2.38 g/t gold for 520,000 contained ounces of gold), testing for the down-dip, down-plunge extension to mineralization associated with the West Limb of the Golouma West Deposit.  This drill hole, DH-371, returned an 18-metre interval grading 3.41 g/t gold from a downhole depth of 369 metres.  Within this wide interval, a 7-metre portion graded 5.83 g/t gold.  Considerable expansion potential remains to be tested here where the potential for underground mining beneath the planned Golouma West open pit will be evaluated.

KEREKOUNDA DEPOSIT

Results received to-date at Kerekounda have delineated a continuous shear-hosted vein system over a minimum strike extent of nearly 250 metres and to a minimum down-dip extent of approximately 200 metres.  Previously announced results included 52.61 g/t gold over 9 metres in DH-360, 48.68 g/t gold over 4 metres in DH-367 and 25.34 g/t gold over 7 metres in RC-463.

The following table outlines the significant drilling results recently received from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-376	54601N/5520E	060/-45	46-55	9	15.51
DH-378	54601N/5520E	060/-65	35-42	7	12.87
DH-390	54583N/5439E	060/-60	139-145 iIncl.140-141 and 143-144	6 1 1	35.41 52.23 157.4
RC-484	54687N/5349E	060/-65	164-176 incl.168-169 and 175-176	12 1 1	4.45 15.98 25.96

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin management is encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity of the mineralized intersections and the high-grade nature of the results received to-date, Oromin considers this as an early-stage underground mining opportunity that will enhance and compliment the previously announced preliminary resources at their Masato, Golouma West and Golouma South gold deposits.  The Kerekounda discovery is located 1.5 kilometres north of the Golouma South deposit.

NIAKAFIRI DEPOSIT

Oromin’s Niakafiri Deposit is a direct extension of neighbouring Mineral Deposits Limited’s Niakafiri Deposit which has been reported to contain approximately 540,000 ounces of gold.  Oromin’s portion of this gold deposit has been partially tested by grid-based drilling along a 500-metre strike extent to-date.  Oromin believes that the Niakafiri Deposit lies within an approximate 8 kilometre structural trend that crosses both Oromin’s and MDL’s land holdings, with Oromin’s Masato Deposit representing the northern portion and the Niakafiri Deposit representing the southern portion.  Drilling results received to-date suggest gold mineralization at Niakafiri is very similar to that observed at the Masato Deposit: multiple, sub-parallel strike and depth, and extensive, mineralized horizons within a broad structurally controlled alteration zone.

Significant results received to-date at Niakafiri are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-359	55857N/3217E	105/-50	48-59 incl.57-59	11 2	1.46 3.96
DH-369	55747N/3146E	105/-50	81-85 106-130 incl.112-118	4 24 6	5.24 1.40 2.79
DH-374	55699N/3174E	105/-50	2-15 incl.10-14 20-26 42-45	13 4 6 3	1.74 4.29 2.02 2.01
DH-377	55807N/3110E	105/-50	154-162	8	2.07
DH-381	55674N/3120E	105/-50	80-85	5	1.80
DH-388	55876N/3143E	105/-50	169-177 incl.170-171	8 1	1.79 8.06
DH-408	55516N/3115E	105/-50	105-114 incl.105-107	9 2	1.92 3.64
RC-399	55777N/3194E	105/-50	16-45 incl.17-22 30-34	29 5 4	1.15 2.44 2.27
RC-471	55785N/3158E	105/-50	5-19 incl.6-10 118-136 incl.118-125	14 4 18 7	1.29 2.63 1.68 3.43
RC-473	55845N/3255E	105/-50	2-39 incl.17-25	37 8	2.28 6.37
RC-474	55758N/3108E	105/-50	160-182 incl.169-181 incl.176-181	22 12 5	1.28 1.70 2.33
RC-476	55711N/3136E	105/-50	119-129 incl.124-128	10 4	1.36 2.34
RC-488	55621N/3159E	105/-50	68-77	9	2.05
RC-490	55765N/3154E	105/-50	7-35 incl.20-23 106-118 incl.117-118 207-215	28 3 12 1 8	1.39 2.96 1.26 7.54 2.67
RC-494	55594N/3125E	105/-50	32-39 171-176 189-197 210-265+ incl.256-265+	7 5 8 55+ 9+	6.09 1.44 1.35 1.52 3.84

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MAKI MEDINA DEPOSIT

The Maki Medina Deposit is coincident with a gold-in-soil geochemical anomaly covering approximately 1.2 kilometres in strike extent of which the central 900 metres has been partially tested by wide spaced initial drilling. Maki Medina is located 2.0 kilometres south westerly from the Niakafiri Deposit and may represent a southward extension of the same regional structural control hosting Oromin’s Masato and Niakafiri Deposits.

Significant results from recent wide-spaced drilling at Maki Medina are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-394	53717N/1985E	110/-50	105-118 incl.106-112	13 6	2.51 3.92
DH-395	53727N/1956E	110/-50	52-55 136-147 incl.139-142	3 11 3	6.50 2.30 3.87
DH-402	54025N/2050E	110/-50	53-61 incl.56-58	8 2	1.65 4.37
RC-437	53323N/1846E	110/-50	16-25 incl.16-18	9 2	1.23 2.87
RC-443	53850N/2071E	110/-50	33-43 incl.38-42	10 4	1.85 3.16
RC-444	53778N/2047E	110/-50	44-56 incl.46-51	12 5	1.35 2.24
RC-446	53907N/2040E	110/-50	72-77	5	1.49
RC-448	54064N/2061E	110/-50	19-22 44-55	3 11	1.49 1.46
RC-449	54139N/2088E	110/-50	59-64	5	1.75
RC-452	53529N/1918E	110/-50	147-154	7	1.68

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin’s geological and sub-contracted drilling crews have initiated remobilization to Sabodala to begin the 2009 advanced exploration program and Prefeasibility Study.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 20, 2009

Item 3.

Press Release

January 12, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of January, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
January 12, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

2008 DRILL PROGRAM IDENTIFIES ADDITIONAL GOLD DEPOSITS AT SABODALA

- CURRENTLY SIX DEPOSITS DISCOVERED BY OROMIN -

2009 PREFEASIBILITY AND ADVANCED EXPLORATION DRILLING PROGRAM NOW UNDERWAY

HIGHLIGHTS

➢

THREE NEWLY DISCOVERED GOLD DEPOSITS (KEREKOUNDA, NIAKAFIRI, MAKI MEDINA) COMPLIMENT THREE PREVIOUS OROMIN GOLD DEPOSIT DISCOVERIES (MASATO, GOLOUMA WEST, GOLOUMA SOUTH)

➢

RESOURCE UPDATE FOR ALL DRILLING TO END OF 2008 TO BE COMPLETED IN JANUARY 2009, INCLUDING 375 DRILL HOLES COMPLETED SINCE INITIAL RESOURCE CALCULATIONS

➢

PRE-FEASIBILITY STUDY BEGINS IN JANUARY 2009

➢

LATEST DRILLING RESULTS INCLUDE:

o

25 metres of 8.86 g/t gold in DH-312 at Masato

o

14 metres of 4.53 g/t gold in RC-432 at Masato

o

5 metres of 15.01 g/t gold and 9 metres of 5.26 g/t gold in DH-316 at Golouma South

o

18 metres of 3.41 g/t gold in DH-371 at Golouma West

o

9 metres of 15.51 g/t gold in DH-376 at Kerekounda

o

6 metres of 35.41 g/t gold in DH-390 at Kerekounda

o

4 metres of 5.24 g/t gold and 24 metres of 1.40 g/t gold in DH-369 at Niakafiri

o

7 metres of 6.09 g/t gold and 55 metres of 1.52 g/t gold in RC-494 at Niakafiri

o

13 metres of 2.51 g/t gold in DH-394 at Maki Medina

o

3 metres of 6.50 g/t gold and 11 metres of 2.30 g/t gold in DH-395 at Maki Medina

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Exploration Concession in eastern Senegal.  Oromin’s 2008 drilling program has focussed on resource definition and delineation at several of its numerous gold zones and gold deposits, including the Masato, Golouma West and Golouma South gold deposits from which the Project’s initial NI 43-101 resource calculation was calculated, based on drilling results from 555 drill holes completed to the end of May 2008.   Subsequent to that initial calculation, 375 additional drill holes have now been completed.

Oromin is planning an update to its Sabodala Project resource to include all drilling results to the end of December 2008 which should be completed by late January 2009.  In addition to further drilling at all three previously established gold deposits, (Masato, Golouma West and Golouma South), Oromin has most recently focused drilling programs at Maki Medina, Kerekounda and Niakafiri Southeast.  Based both on prior results and on current results reported here, each of these three targets has now been upgraded to deposit status; accordingly, their initial resources will now be included in the Project’s overall total.  Furthermore, preliminary drilling has also been undertaken at the Sekoto, Cloverleaf and Korolo gold zones, presently the next tier of priority targets leading into 2009.  Results from the property-wide exploration program continue to support Oromin’s original conceptual model of multiple gold deposits within the Sabodala Exploration Concession as a key component in the rapidly developing mineral district of eastern Senegal.

MASATO DEPOSIT

The greatest distribution of drilling since Oromin’s initial resource calculation has been directed at the Masato Deposit (initial inferred resource estimate of 16.6 million tonnes grading 1.25 g/t gold for 670,000 ounces of contained gold).  Drilling since the resource estimate has focused on both in-fill and extensive step-out drilling along trend as well as both up-dip and down-dip of previous drilling.  The Masato Deposit; multiple, sub-parallel mineralized horizons within a broad alteration zone, has been successfully drilled for over 2.0 kilometres of strike extent and to depths exceeding  200 metres and remains open both laterally and vertically.

Significant recently received results are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-306	58993N/4517E	110/-65	80-98 incl.94-98	18 4	1.35 2.90
DH-310	59616N/4588E	110/-50	12-17 22-27 incl.23-24 33-53 incl.37-42 64-69	5 5 1 20 5 5	1.95 4.21 15.98 1.69 4.15 2.36
DH-311	59785N/4722E	110/-50	26-44 incl.35-43	18 8	1.38 2.57
DH-312	59659N/4447E	110/-80	180-205 incl.183-195 incl.189-190	25 12 1	8.86 17.26 124.5
DH-315	59669N/4671E	110/-50	0-29 incl.25-28	29 3	1.20 3.16
DH-317	59745N/4460E	110/-77	189-199 iIncl.192-197 247-248	10 5 1	1.35 2.38 78.81
DH-334	59279N/4523E	110/-55	0-5 56-86 incl.64-73	5 30 9	5.00 1.67 3.95
DH-335	59786N/4498E	110/-60	114-123 incl.118-119	9 1	5.70 18.38
DH-340	59790N/4491E	110/-70	196-219 incl.205-218	23 13	1.96 3.02
DH-341	59791N/4490E	110/-80	51-62 incl.59-62	11 3	2.88 5.48
DH-383	59100N/4570E	110/-50	0-14 incl.6-14	14 8	1.80 2.55

.

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-395	59507N/4582E	110/-50	0-16 incl.5-12 29-46 incl.34-39	16 7 17 5	2.19 3.20 2.44 6.44
RC-424	59577N/4568E	110/-70	141-154 incl.143-147	13 4	2.50 6.07
RC-426	59575N/4568E	110/-50	0-14 incl.9-12 24-49 incl.24-29	14 3 25 5	3.13 8.38 1.08 1.90
RC-428	59487N/4469E	110/-50	76-81 114-135 incl.125-134 155-172	5 21 9 17	1.62 2.10 3.97 1.35
RC-429	59410N/4454E	110/-75	137-164 incl.144-148	27 4	1.64 3.05
RC-430	59289N/4496E	110/-65	29-38 49-53 102-115 incl.112-115 121-129 incl.121-125	9 4 13 3 8 4	2.71 2.56 1.99 5.89 3.49 6.50
RC-432	59200N/4545E	110/-50	17-22 72-86 incl.77-83	5 14 6	2.00 4.53 8.45
RC-467	60301N/4818E	115/-50	86-114 incl.96-107	28 11	1.38 2.97
RC-469	59285N/4584E	110/-60	0-22 incl.0-5	22 5	2.78 7.30
RC-507	59015N/4570E	110/-65	27-35 39-56 incl.39-45	8 17 6	1.40 1.84 3.12

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported  mineralized intersections may not represent true widths.

GOLOUMA SOUTH DEPOSIT

A small number of new drill holes were recently completed at the Golouma South Deposit (initial inferred resource estimate of 1.8 million tonnes grading 3.61 g/t gold for 210,000 contained ounces of gold) and have successfully intersected mineralization at depth beyond previous drilling.  Results include:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-316	53116N/5033E	110/-70	199-204 incl.202-203 211-220 incl.216-219	5 1 9 3	15.01 46.30 5.26 9.60
DH-324	53138N/5045E	110/-60	170-174 231-233	4 2	3.56 85.10
DH-330	53138N/5045E	110/-75	190-199 incl.194-199	10 5	2.84 3.69

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA WEST DEPOSIT

One recent hole of significance has been completed at the Golouma West Deposit (initial inferred resource estimate of 6.7 million tonnes grading 2.38 g/t gold for 520,000 contained ounces of gold), testing for the down-dip, down-plunge extension to mineralization associated with the West Limb of the Golouma West Deposit.  This drill hole, DH-371, returned an 18-metre interval grading 3.41 g/t gold from a downhole depth of 369 metres.  Within this wide interval, a 7-metre portion graded 5.83 g/t gold.  Considerable expansion potential remains to be tested here where the potential for underground mining beneath the planned Golouma West open pit will be evaluated.

KEREKOUNDA DEPOSIT

Results received to-date at Kerekounda have delineated a continuous shear-hosted vein system over a minimum strike extent of nearly 250 metres and to a minimum down-dip extent of approximately 200 metres.  Previously announced results included 52.61 g/t gold over 9 metres in DH-360, 48.68 g/t gold over 4 metres in DH-367 and 25.34 g/t gold over 7 metres in RC-463.

The following table outlines the significant drilling results recently received from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-376	54601N/5520E	060/-45	46-55	9	15.51
DH-378	54601N/5520E	060/-65	35-42	7	12.87
DH-390	54583N/5439E	060/-60	139-145 iIncl.140-141 and 143-144	6 1 1	35.41 52.23 157.4
RC-484	54687N/5349E	060/-65	164-176 incl.168-169 and 175-176	12 1 1	4.45 15.98 25.96

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin management is encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity of the mineralized intersections and the high-grade nature of the results received to-date, Oromin considers this as an early-stage underground mining opportunity that will enhance and compliment the previously announced preliminary resources at their Masato, Golouma West and Golouma South gold deposits.  The Kerekounda discovery is located 1.5 kilometres north of the Golouma South deposit.

NIAKAFIRI DEPOSIT

Oromin’s Niakafiri Deposit is a direct extension of neighbouring Mineral Deposits Limited’s Niakafiri Deposit which has been reported to contain approximately 540,000 ounces of gold.  Oromin’s portion of this gold deposit has been partially tested by grid-based drilling along a 500-metre strike extent to-date.  Oromin believes that the Niakafiri Deposit lies within an approximate 8 kilometre structural trend that crosses both Oromin’s and MDL’s land holdings, with Oromin’s Masato Deposit representing the northern portion and the Niakafiri Deposit representing the southern portion.  Drilling results received to-date suggest gold mineralization at Niakafiri is very similar to that observed at the Masato Deposit: multiple, sub-parallel strike and depth, and extensive, mineralized horizons within a broad structurally controlled alteration zone.

Significant results received to-date at Niakafiri are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-359	55857N/3217E	105/-50	48-59 incl.57-59	11 2	1.46 3.96
DH-369	55747N/3146E	105/-50	81-85 106-130 incl.112-118	4 24 6	5.24 1.40 2.79
DH-374	55699N/3174E	105/-50	2-15 incl.10-14 20-26 42-45	13 4 6 3	1.74 4.29 2.02 2.01
DH-377	55807N/3110E	105/-50	154-162	8	2.07
DH-381	55674N/3120E	105/-50	80-85	5	1.80
DH-388	55876N/3143E	105/-50	169-177 incl.170-171	8 1	1.79 8.06
DH-408	55516N/3115E	105/-50	105-114 incl.105-107	9 2	1.92 3.64
RC-399	55777N/3194E	105/-50	16-45 incl.17-22 30-34	29 5 4	1.15 2.44 2.27
RC-471	55785N/3158E	105/-50	5-19 incl.6-10 118-136 incl.118-125	14 4 18 7	1.29 2.63 1.68 3.43
RC-473	55845N/3255E	105/-50	2-39 incl.17-25	37 8	2.28 6.37
RC-474	55758N/3108E	105/-50	160-182 incl.169-181 incl.176-181	22 12 5	1.28 1.70 2.33
RC-476	55711N/3136E	105/-50	119-129 incl.124-128	10 4	1.36 2.34
RC-488	55621N/3159E	105/-50	68-77	9	2.05
RC-490	55765N/3154E	105/-50	7-35 incl.20-23 106-118 incl.117-118 207-215	28 3 12 1 8	1.39 2.96 1.26 7.54 2.67
RC-494	55594N/3125E	105/-50	32-39 171-176 189-197 210-265+ incl.256-265+	7 5 8 55+ 9+	6.09 1.44 1.35 1.52 3.84

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MAKI MEDINA DEPOSIT

The Maki Medina Deposit is coincident with a gold-in-soil geochemical anomaly covering approximately 1.2 kilometres in strike extent of which the central 900 metres has been partially tested by wide spaced initial drilling. Maki Medina is located 2.0 kilometres south westerly from the Niakafiri Deposit and may represent a southward extension of the same regional structural control hosting Oromin’s Masato and Niakafiri Deposits.

Significant results from recent wide-spaced drilling at Maki Medina are shown in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-394	53717N/1985E	110/-50	105-118 incl.106-112	13 6	2.51 3.92
DH-395	53727N/1956E	110/-50	52-55 136-147 incl.139-142	3 11 3	6.50 2.30 3.87
DH-402	54025N/2050E	110/-50	53-61 incl.56-58	8 2	1.65 4.37
RC-437	53323N/1846E	110/-50	16-25 incl.16-18	9 2	1.23 2.87
RC-443	53850N/2071E	110/-50	33-43 incl.38-42	10 4	1.85 3.16
RC-444	53778N/2047E	110/-50	44-56 incl.46-51	12 5	1.35 2.24
RC-446	53907N/2040E	110/-50	72-77	5	1.49
RC-448	54064N/2061E	110/-50	19-22 44-55	3 11	1.49 1.46
RC-449	54139N/2088E	110/-50	59-64	5	1.75
RC-452	53529N/1918E	110/-50	147-154	7	1.68

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin’s geological and sub-contracted drilling crews have initiated remobilization to Sabodala to begin the 2009 advanced exploration program and Prefeasibility Study.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Nine months ended November 30, 2008

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2008.

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

		February 29,
	November 30,	2008
	2008	(audited)

ASSETS

Current
Cash and cash equivalents	$11,240,740	$26,139,917
Receivables	298,130	176,030
Investments (Note 5)	59,902	362,662
Prepaid expenses and deposits	6,122	4,872
	11,604,894	26,683,481

Resource properties (Note 6)	36,204,517	21,246,506
Contractor deposit	171,465	171,465
Equipment and fixtures	224,886	37,145
Performance bond – restricted cash	84,284	66,749
	$48,290,046	$48,205,346

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,033,606	$2,175,285

Shareholders’ equity

Capital stock (Note 7)	58,197,107	57,509,011
Contributed surplus (Note 7)	8,577,293	4,145,757
Accumulated other comprehensive income	(304,970)	(531,311)
Deficit	(20,212,990)	(15,093,396)
	46,256,440	46,030,061
	$48,290,046	$48,205,346

Subsequent events (Note 12)

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Income (Loss)
(Unaudited – Prepared by Management)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007

EXPENSES
Amortization	$12,596	$701	$29,149	$2,102
Corporate services fee	-	729,887	-	729,887
Filing and transfer fees	6,399	11,080	26,754	28,513
Office and rent	42,335	30,775	137,319	92,596
Professional and consulting fees	85,042	103,777	364,049	203,440
Salaries and benefits	82,168	87,907	215,309	207,263
Stock-based compensation	38,164	282,658	4,636,533	582,080
Travel and public relations	80,153	135,970	254,827	290,713

	(346,857)	(1,382,755)	(5,663,940)	(2,136,594)

OTHER INCOME (EXPENSE)
Interest income	194,558	148,829	456,253	455,297
Loss on disposition of investment (Note 5)	-	(12,679)	(447,458)	(12,679)
Writedown of investments	-	(38,781)	-	(395,021)
Foreign exchange gain (loss)	550,368	(16,623)	535,551	(101,795)
	744,926	80,746	544,346	(54,198)

Income (loss) for the period	398,069	(1,302,009)	(5,119,594)	(2,190,792)

Other comprehensive gain (loss)
Unrealized loss on securities held for sale (Note 5)	(95,832)	(107,812)	(221,117)	(155,728)

Total comprehensive income (loss) for the period	$302,237	$(1,409,821)	$(5,340,711)	$(2,346,520)

Basic and diluted income (loss) per common share	$0.01	$(0.02)	$(0.08)	$(0.04)

Weighted average number of shares outstanding	65,227,606	55,289,265	65,172,371	54,342,831

Oromin Explorations Ltd.
(An exploration stage company)
Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007
STATEMENT OF DEFICIT
Balance, beginning of period	$20,611,059	$14,604,531	$15,093,396	$13,715,748
Net loss (income) for the period	(398,069)	1,302,009	5,119,594	2,190,792
Balance, end of period	$20,212,990	$15,906,540	$20,212,990	$15,906,540

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE LOSS
Balance, beginning of period	$209,137	$47,916	$531,311	$-
Portion realized on disposition	-	-	(447,458)	-
Unrealized loss on investments held for sale	95,833	107,812	221,117	155,728

Balance, end of period	$304,940	$155,728	$304,970	$155,728

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$398,069	$(1,302,009)	$(5,119,594)	$(2,190,792)
Items not affecting cash
Stock-based compensation	38,164	282,658	4,636,533	582,080
Loss on disposition of investment	-	12,679	447,458	12,679
Writedown of investments		38,781		395,021
Amortization	12,596	701	12,596	2,102
Foreign exchange loss (gain)	(11,895)	-	(17,535)	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(331,488)	446,245	(355,881)	403,203
Receivables and prepaids	(96,456)	(20,768)	(123,350)	(45,038)

	8,990	(541,713)	(519,773)	(840,745)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	17,619,653	483,098	22,149,338
Change in amounts due to (from) joint venture	-	(1,403,344)	-	(1,870,629)

	-	16,216,309	483,098	20,278,709

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(3,986,205)	(2,739,623)	(14,662,165)	(8,256,785)
Proceeds from sale of investments	-	19,377	-	19,377
Purchase of equipment and fixtures	-	(3,403)	(200,337)	(3,403)

	(3,986,205)	(2,723,649)	(14,862,502)	(8,240,811)

Change in cash	(3,977,215)	12,950,947	(14,899,177)	11,197,153)
Cash and cash equivalents - beginning of period	15,217,955	14,039,028	26,139,917	15,792,822

Cash and cash equivalents – end of period	$11,240,740	$26,989,975	$11,240,740	$26,989,975

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

1.	NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral and oil and gas exploration activities are in the pre-production stage. Consequently, the Company is defined as an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration, and future profitable commercial production or proceeds from the disposition thereof.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 29, 2008.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

New accounting policies

Effective with the new fiscal year beginning March 1, 2008, the Company adopted certain new accounting standards issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The adoption of this standard did not have an effect on the Company for the nine months ended November 30, 2008.

Capital Disclosure

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties, if it believes there is sufficient geologic or economic potential, and it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the stage of development of the Company, is appropriate.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

4.	CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 Financial Instruments - Disclosures, and Section 3863 Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance the previous disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended November 30, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064 Goodwill and Intangible Assets establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, Revenues and Expenses during the pre-operating period. The changes are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2009. The Company has determined there will be no material impact from the adoption of this change on the disclosure in its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.	INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at November 30, 2008 of $0.05 per share or $59,902 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Lund totaling $221,117 charged to other comprehensive loss for the period.

At February 29, 2008 the Company also held 750,000 shares of Surge Global Energy Inc. (“Surge”). Effective March 12, 2008 the Company agreed to deliver these shares, together with other consideration, to Surge as part of the acquisition price of the interest in the Santa Rosa Project in Argentina described in Note 6(b). Prior to the date of disposition March 12, 2008 the Company recognized a gain in fair value attributable to the Surge shares totaling $6,485 charged to other comprehensive gain (loss) for the period, and effective March 12, 2008 the Company recognized a loss on the disposition of the Surge shares of $447,458, an amount previously carried in the cumulative comprehensive loss account, charged to other income (expense). Following that disposition, the Company no longer held any Surge shares.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

6.	RESOURCE PROPERTIES

	Sabodala,	Santa Rosa	Total
	Senegal	Argentina

Balance, February 29, 2008	$19,924,177	$1,322,329	$21,246,506

Acquisition costs	-	870,222	870,222
Camp operation	1,840,768	-	1,840,768
Contractors and geological staff	1,024,868	355,631	1,380,499
Corporate services fee	1,644,386	-	1,644,386
Drilling	6,136,498	-	6,136,498
Exploration office	268,993	75,233	344,226
Insurance	13,134	-	13,134
Land and legal	23,929	109,583	133,512
Presumptive income tax	-	9,063	9,063
Sample analysis	1,502,753	-	1,502,753
Social programs	177,269	-	177,269
Travel and accommodation	335,917	118,332	454,249
Wages and benefits	560,368	-	560,368
Cost recovery	-	(108,936)	(108,936)
	13,528,883	1,429,128	14,958,011

Balance, November 30, 2008	$33,453,060	$2,751,457	$36,204,517

a) Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company domiciled in the Republic of Panama. The Company provides exploration and management services to OJVG.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended November 30, 2008, the joint venture incurred total exploration and related costs of $23,768,994 of which the Company’s share was $11,884,497, exclusive of $1,644,386 paid or accrued by the Company to Bendon for corporate services associated with the project not chargeable to the joint venture.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

6.	RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b) Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree the Company is committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Pursuant to an agreement dating from 2002 as amended through 2005, as at February 29, 2008 Surge held a 17.52% effective interest in the Santa Rosa Property. By agreement dated March 12, 2008 the Company acquired this 17.52% interest by the payment of US$600,000 in cash and by the delivery to Surge of 1,000,000 common shares of Surge of which 750,000 were held by the Company at February 29, 2008 and a further 250,000 were acquired from a director and senior officer of the Company.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”) (formerly Ottoman Energy Ltd.), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% interest in the Santa Rosa Property by spending US$1,400,000 on exploration and development of the project. The LOI was superseded in December 2008 by the settlement and execution of various formal agreements incorporating the terms of the LOI. This transaction is expected to close in February 2009.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 29, 2008	64,972,583	$57,509,011	$4,145,757
For cash on exercise of warrants	70,023	139,023
For cash on exercise of stock options	185,000	344,500	-
Share issue costs		(424)
Transfer from contributed surplus on exercise of stock options	-	187,996	(187,996)
Transfer from contributed surplus on exercise of warrants	-	17,001	(17,001)
Stock-based compensation (Note 8)	-	-	4,636,533

Balance as at November 30, 2008	65,227,606	$58,197,107	8,577,293

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

8.	STOCK OPTIONS

As at November 30, 2008, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
	$
615,000	0.25	January 22, 2009*
225,000	0.25	March 3, 2009
100,000	2.60	July 1, 2009
75,000	0.40	June 1, 2010
87,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013
6,418,000

*– All of these shares were exercised in December 2008 and January 2009 for cash proceeds of $153,750. The total fair value of stock options granted and vested during the current period was $4,636,533 which has been recorded in the results of operations as stock-based compensation.

The following assumptions were used for the Black-Scholes valuation of options vested during the period.

Risk-free interest rate	2.76% to 4.59%
Expected life	2 to 5 years
Annualized volatility	53.9% to 77.9%
Dividend rate	0%

9.	WARRANTS

As at November 30, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
283,109	$1.65	December 7, 2008
4,231,450	1.22	December 7, 2008
540,000	2.75	November 15, 2009
2,700,000	3.30	November 15, 2009
900,000	3.30	November 26, 2009

8,654,559

The warrants exercisable at $1.65 and $1.22 expired on December 7, 2008.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2008

10.	RELATED PARTY TRANSACTIONS

	2008	2007

Office and rent	$58,224	$39,690
Professional and consulting fees	253,999	238,100
Salaries and benefits	130,400	117,408

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at November 30, 2008 is $37,467 (February 29, 2008 -$37,098) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	November 30, 2008	February 29, 2008

Senegal	$33,453,060	$19,924,177
Argentina	2,751,457	1,322,329
Canada	224,886	37,145

	$36,429,403	$21,283,651

12.	SUBSEQUENT EVENTS

In December 2008 the Company and Otto Energy Ltd. entered into various formal agreements whereby Otto can acquire a 32.48% interest in the Santa Rosa project, as described in Note 6(b).

On December 16, 2008 the Company’s common shares commenced trading on the Toronto Stock Exchange and were delisted from the TSX Venture Exchange.